September 27, 2018

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Prophecy Development Corp. – Request for Acceleration
Registration Statement on Form 20-F/A (Amendment No. 2)
Filed on September 26, 2018
File No. 000-55985

Ladies and Gentlemen:

Prophecy Development Corp. (“Prophecy”), hereby respectfully requests that the United States Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form 20-F (No. 000-55985) and to permit said Registration Statement to become effective by no later than 3:00 p.m. Eastern Time on September 28, 2018.

Prophecy hereby authorizes James Guttman, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

Please contact James Guttman of Dorsey & Whitney LLP at (416) 367-7376 with any questions with respect to this request.

Very truly yours,

By: /s/ John Lee
Name: John Lee
Title: Interim Chief Executive Officer